Room 4561

January 5, 2007

Mr. Dana Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue,
Suite 100
Carlsbad, CA 92008

> **Re:** **Dot Hill Systems Corp.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 9, 2006**
> **File No. 001-13317**

Dear Mr. Kammersgard:

We have reviewed your response letter dated November 13, 2006 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 10. Income Taxes, page 12

1. We note that in the quarter ended September 30, 2006 you re-established the valuation allowance which you had reversed in the quarter ended December 31, 2005. In your previous response dated September 8, 2006, you addressed both the positive and negative evidence you considered in arriving at management's conclusion that the future realization of the deferred tax assets was more likely

than not, which resulted in the reversal of the valuation allowance on your U.S. deferred tax assets at December 31, 2005. This response also confirmed that a similar analysis performed as of March 31, 2006 resulted in management reaching the same conclusions. Please describe, in specific detail, the nature and weighting of the positive and negative evidence that you considered when arriving at management's conclusion that the valuation allowance should be re-established for the U.S. deferred tax assets as of September 30, 2006. See paragraphs 20 through 25 of SFAS No. 109. As part of your response, please provide us with a detailed timeline describing the developments that management considered when reaching their conclusions. Address how your assumptions or weightings may have changed between when you prepared both the December 31, 2005 and March 31, 2006 analyses and the September 30, 2006 analysis.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant